UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 1.7, 4.21 and 4.22, respectively, to the Registration Statement of Deutsche Bank Aktiengesellschaft on Form F-3, Registration No. 333-184193, as most recently amended on November 6, 2014.

Exhibit 1.7: Purchase Agreement relating to $1,500,000,000 Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes of 2014 of Deutsche Bank Aktiengesellschaft, dated November 18, 2014, among Deutsche Bank Aktiengesellschaft, as Issuer, Deutsche Bank Securities Inc., as lead underwriter, and the other underwriters named therein.

Exhibit 4.21: First Supplemental Capital Securities Indenture, dated as of November 21, 2014, among Deutsche Bank Aktiengesellschaft, as Issuer, The Bank of New York Mellon, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Calculation Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.22: Form of Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes of 2014 of Deutsche Bank Aktiengesellschaft (included as Exhibit A to Exhibit 4.21).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: November 21, 2014

	By:	/s/ Jonathan Blake
	Name:	Jonathan Blake
	Title:	Managing Director

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director & Associate General Counsel

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